02044352

Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan year ended December 31, 2001

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ____

Commission file number 1-10691

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN
Guinness UDV North America, Inc.
Six Landmark Square
Stamford, Connecticut 06901

S.E.C. Registration No. ____________

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Diageo plc
8 Henrietta Place
London W1G 0NB
England

Page 1 of 17 pages.
Exhibit Index located on page 2.

REQUIRED INFORMATION

Financial Statements

The Guinness UDV North America, Inc. Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Reports of Independent Certified Public Accounts

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 5500

Exhibits

1. Consent of KPMG LLP

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

C:\11kcoverpageGUDV01.doc

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974 have not been included as the information is not applicable.

KPMG

Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

To the Employee Benefits Administration Committee of
Guinness UDV North America, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Guinness UDV North America, Inc. Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 13, 2002

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments:			
Mutual funds	$	121,175,544	149,292,675
Income Fund		56,543,805	58,712,590
Money markets		7,701,767	7,226,924
Common stock		2,477,205	3,356,278
Total investments		187,898,321	218,588,467
Loans to participants		1,476,158	1,645,395
Net assets available for plan benefits	$	189,374,479	220,233,862

See accompanying notes to financial statements.

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Investment income:		
Net depreciation in fair value of investments	$ (18,456,802)	(20,567,524)
Interest and dividends	6,241,615	18,014,055
	(12,215,187)	(2,553,469)
Contributions:		
Participants	7,199,831	6,515,226
Employer	—	251,205
	7,199,831	6,766,431
Total additions	(5,015,356)	4,212,962
Deductions from net assets attributed to:		
Benefits paid to participants	25,844,027	38,554,563
Net decrease	(30,859,383)	(34,341,601)
Transfer from Schieffelin & Somerset Co. Employees' Deferred Savings Plan	—	176,144
Net assets available for plan benefits:		
Beginning of year	220,233,862	254,399,319
End of year	$ 189,374,479	220,233,862

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Guinness UDV North America, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Guinness UDV North America (the "Company" or "GUDVNA"). It is intended that the Plan be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the Code), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees of the Company, as defined in the Plan, who have completed 1,000 hours of service in a twelve month period and who have attained the age of 21 are eligible to participate in the Plan.

Contributions

Each year participants may contribute up to 16% of their salary either pre-tax, after-tax, or both, as defined in the Plan. Participants direct the investment of their contribution into various investment options offered by the Plan. As investment options for participants the Plan currently offers 20 mutual funds, 1 money market, an income generating fund and a company stock fund invested in American Depository Shares of Diageo plc.

For former employees of the Guinness Import Company ("GIC Employees"), the Company matching contributions were discontinued as of December 31, 2000. Prior to January 1, 2001 for GIC Employees, the Company contributed 100% of the first 3% of pre-tax salary that a participant contributed to the Plan. Participants directed the matching contribution into the various investment options offered by the Plan.

Prior to January 1, 2001, for employees who were members of a collective bargaining unit for clerical and technical employees at Allen Park ("Allen Park Employees"), a production plant of the Company, the Company contributed 100% of the first 6% of pre-tax salary that a participant contributed to the Plan. Company matching contributions were invested into the same investment options as the participant contributions. Due to the closure of the Allen Park facility during fiscal year 2001, there are no remaining active employees as of December 31, 2001.

Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with participant's contributions, the Company's contribution, if applicable, and investment earnings or losses. Allocations are based on participant account balances. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long Term Disability Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

As of January 1, 2001, all participants who are credited with at least one hour of service as of that date are fully vested in their Company distribution account.

As of January 1, 2001, all active GIC employees are 100% vested in contributions accrued prior to January 1, 2001, the effective date of the discontinuation of Company contributions. Prior to January 1, 2001, all GIC employees became 100% vested after 5 years of credited service.

Vesting for Allen Park Employees in the Company's contribution to their account was primarily based on years of continuous service. Allen Park Employees are 100% vested upon 24 months of active plan membership or after five years of credited service.

Forfeitures of nonvested Company contributions for participants are used to pay plan expenses billed to GUDV North America.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.75% to 10.5%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Distributions from the Plan are eligible to be paid upon retirement, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's vested account balance is greater than $5,000, the participant may leave the account in the Plan until age 65, or until age 70-1/2, if they are eligible for "early retirement," i.e., age 50 or older with 5 or more years of service. Distributions are paid in lump sum cash payments (or rollovers to another qualified plan or Individual Retirement Account (IRA)). The participant who is eligible for Early Retirement may elect to have quarterly or annual installments paid from the Plan over a period elected by the participant but not to exceed the participant's lifetime.

If the participant's vested account balance is $5,000 or under, the distribution would be made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's vested account.

Forfeited Accounts

At December 31, 2001, forfeited nonvested accounts totaled $63,005. These accounts will be used to pay plan expenses.

(Continued)

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except for its investment contracts, which are valued at contract value (note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Administrative Expenses

Certain costs of establishing and administering the Plan have been paid by the Company and accordingly, are not included as administrative expenses of the Plan.

(e) Accounting Developments

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. In June 1999, the FASB issued Statement No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133*, which delayed the effective date of Statement No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, which amends some of the provisions of Statement No. 133. The Company adopted the provisions of FASB Statement No. 133 and No. 138 effective January 1, 2001. The adoption of these Statements did not have any material impact on the net assets available for plan benefits of the Plan.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

	2001	2000
Mutual Funds at fair value:		
Fidelity Growth and Income Fund	$ 25,920,043	32,343,241
Fidelity Magellan Fund	38,002,114	47,808,309
Fidelity ContraFund	18,766,576	25,529,078
Guaranteed Investment Contract	56,543,805	58,712,590

The Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) depreciated by $18,456,802 and $20,567,524 in 2001 and 2000, respectively, as follows:

		2001	2000
Mutual funds	$	(18,631,227)	(22,208,600)
Common stock		174,425	1,641,076
	$	(18,456,802)	(20,567,524)

(4) Income Fund

The Investment Fund is comprised of several Guaranteed Investment Contracts with outside fixed income investment contracts managed by Fidelity Investments (Fidelity) and the Fidelity Managed Income Portfolio II. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Fidelity. Contract value represents contributions made under the contract plus actual earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was approximately 5.93% and 6.4% for 2001 and 2000. Contract value approximates fair market value.

As of December 31, 2001 and 2000, the crediting interest rates were 5.44% - 5.89% and 5.74% - 5.51%, respectively. For subsequent contract periods, Fidelity will announce a rate prior to the first day of the reset period (monthly, quarterly, semi-annual, or annual). This rate will be applicable to all amounts held under the contract during that period, unless a transfer from the contract has been instituted.

(5) Related Party Transactions

Certain Plan investments are shares of mutual funds and an investment contract managed by Fidelity Investments. Fidelity Investments is a related party as defined by the Plan and, therefore these transactions qualify as party-in-interest transactions.

The Plan's investments also include American Depository Shares of Diageo plc. Diageo plc is the parent company of the Plan's sponsor and, therefore these transactions also qualify as party-in-interest transactions.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions.

During 2001, the Company exercised its right under the Plan to discontinue its contributions to GIC Employees effective January 1, 2001.

(Continued)

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8) Subsequent Events

On December 21, 2001, Diageo plc completed its acquisition of the assets of Joseph E. Seagrams (JES) which were previously held by Vivendi Universal S.A. (Vivendi). Beginning on January 1, 2002, approximately 740 JES employees officially entered the Plan. On February 19, 2002, Vivendi transferred to the GUDV Plan approximately $72,632,000 of assets for approximately 740 JES employees.

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2001

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value		Current value
*	Fidelity Magellan	Mutual Fund, 364,634 shares	$	38,002,114
*	Fidelity Growth and Income	Mutual Fund, 693,420 shares		25,920,043
*	Fidelity Contrafund	Mutual Fund, 438,779 shares		18,766,576
*	Fidelity Equity Income II	Mutual Fund, 417,153 shares		8,772,734
*	Fidelity Retirement Money Market	Money Market 7,701,767 shares		7,701,767
*	Spartan U.S. Equity Index	Mutual Fund, 94,993 shares		3,860,511
*	Fidelity Inter Bond	Mutual Fund 242,672 shares		2,504,373
*	Fidelity Low Price Stock	Mutual Fund, 116,591 shares		3,196,933
*	Fidelity Overseas	Mutual Fund, 80,140 shares		2,197,444
*	Fidelity OTC Port	Mutual Fund, 22,840 shares		711,924
*	Fidelity Puritan	Mutual Fund, 286,076 shares		5,054,963
*	Fidelity Freedom Income	Mutual Fund, 6,102 shares		66,693
*	Fidelity Freedom 2000	Mutual Fund, 13,348 shares		153,765
*	Fidelity Freedom 2010	Mutual Fund, 33,661 shares		424,463
*	Fidelity Freedom 2020	Mutual Fund, 99,120 shares		1,246,927
*	Fidelity Freedom 2030	Mutual Fund, 39,105 shares		491,159
*	Fidelity Independence	Mutual Fund, 108,170 shares		1,705,834
*	Income Fund	Guranteed Investment Contract, 56,543,805 shares		56,543,805
	PIMCO Total Return ADM	Mutual Fund, 105,663 shares		1,105,240
	Drey Fndrs Balance	Mutual Fund, 173,622 shares		1,421,962
	MSI Global Value Equity	Mutual Fund, 117,215 shares		1,794,559
	MSIFT MidCap Growth Advantage	Mutual Fund, 219,740 shares		3,777,327
*	Diageo Stock Fund	Common Stock, 122,938 shares		2,477,205
*	Participant Loans	Loans to participants with interest rates ranging from 4.75% to 10.5%		1,476,158
				189,374,479

* Represents a party-in-interest

See accompanying independent auditors' report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GUINNESS UDV NORTH AMERICA, INC.
SAVINGS PLAN

Date June 24, 2002

By /s/ Corri B. Schenck
Corri B. Schenck, Director
Employee Benefit Services

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Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Consent

Employee Benefits Administration
Committee of Guinness United
Distillers and Vintners North America, Inc.

We consent to incorporation by reference in the Registration Statement (No. 333-8090) on Form S-8 of the Guinness UDV North America, Inc. Savings Plan (formerly the UDV North America, Inc. Savings Plan, the IDV U.S. Savings Plan or the UDV U.S. Savings Plan) of our report dated June 13, 2002, relating to the statements of net assets available for plan benefits of the Guinness UDV North America, Inc. Savings Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000 and related schedule, which reports appear in the December 31, 2001 annual report on Form 11-K of the Guinness UDV North America, Inc. Savings Plan.

KPMG LLP

Stamford, Connecticut
June 26, 2002